March 17, 2003

To: All Adobe Employees
From: Bruce Chizen
Re: Stock Option Exchange Program

For the past several months, I have been working with the Board of Directors and the ETeam to look at ways to address the large number of employee stock options that are significantly underwater. I am pleased to announce a Stock Option Exchange Program that is being submitted to our stockholders to address this situation. If approved, the program will allow eligible employees to exchange options granted with an option price greater than $40 per share for a lesser number of new options. This proposal will be voted on at our annual meeting on April 9, 2003.

Adobe's program will allow employees to exchange eligible options according to specified exchange ratios. The new options will have an exercise price equal to the fair market value of our common stock on the grant date, which will be at least six months and one day from the surrender of the exchanged options.

Your Vote Counts – Return Your Vote By April 9

The Stock Option Exchange Program is subject to approval by our stockholders at our annual meeting on April 9, 2003. If you are a stockholder, you should take the opportunity to exercise your right to vote your shares by April 9. The full proxy proposal, including details of how to vote your shares, can be found on the Securities and Exchange Commission web site http://www.sec.gov, and on Inside Adobe http://insideadobe.com.

A Frequently Asked Questions (FAQ) document has been created to answer most of your questions and is available on Inside Adobe. Unfortunately, due to SEC regulations, we cannot provide additional written information to inquiries until after the program is implemented.

I am extremely pleased with this proposed plan and look forward to communicating more details in the near future.

--Bruce